Exhibit to Accompany
Item 77J
Form N-SAR

RREEF RReal Estate Securities Fund (the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2) "Determination,
Disclosure and Financial Statement
Presentation of Income, Capital Gain and
Return of Capital Distributions by Investment
Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains).
Accordingly, at November 30, 2001, the Fund reduced undistributed net investment income by $192,177, decreased accumulated undistributed net realized gain on investments by $244,888 and increased paid-in-capital by $417,065.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis.